

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2011

<u>Via E-mail</u>
Mr. R. LaDuane Clifton
Chief Accounting Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

> Re: **The LGL Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 24, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-00106**

Dear Mr. Clifton:

We have reviewed your response filed July 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

Item 11. Executive Compensation, page 30

1.   Please tell us why page 31 of this filing and page 14 of your definitive proxy statement filed July 7, 2011 disclose different base salaries under Mr. Anderson's current employment agreement.

Financial Statements, page 41

A. Accounting and Reporting Policies, page 45

Revenue Recognition, page 48

2.   We note from your response to our prior comment 1 that you offer a limited right of return and authorized price protection provisions in your agreements with certain distributors. To help us better understand your revenue recognition policy for those arrangements where you provide price protection provisions, please address the following:

- Provide us with the terms of your price protection provisions.
- Tell us, for each year presented in your financial statements, the amount of revenue recognized for transactions that included these price protection provisions.
- Provide a detailed explanation as to how you meet the fixed or determinable sales price criteria prescribed by SAB Topic 13A.4

3.   Additionally, we note from your response to our prior comment 1 that you recognize revenue when, among other met conditions, the "seller's price to the buyer is substantially fixed or determinable at the date of sales." Please address the following:

- Tell us what you mean by "substantially fixed" and provide us an example of an arrangement with a substantially fixed or determinable price as compared to one with a fixed or determinable price.
- Explain to us in detail how this "substantially fixed or determinable" condition meets the criteria outlined in SAB Topic 13A.4.
- Quantify for us the amount of revenue recognized for each transaction where you determined that the seller's price to the buyer was substantially fixed or determinable at the date of sale.
- For each fiscal year presented, tell us the amount of revenue you recognized from transactions with substantially fixed or determinable prices.

4.   Also, we note from your proposed disclosure in response to prior comment 1 that you
        recognize revenue when, among other met conditions, the "seller does not have
        <u>significant</u> obligations for future performance to directly bring about resale of the product
        by the buyer." Please explain to us in detail how this condition meets the criteria outlined
        in SAB Topic 13A.3. Describe to us the obligations that had not been performed at the
        time of revenue recognition and explain why you believe these obligations are either
        inconsequential or perfunctory performance obligations.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeff Jaramillo,
Accounting Branch Chief, at (202) 551-3212 if you have any questions regarding comments on
the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202)
551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on
any other comments.

                                                Sincerely,

                                                /s/ Martin James

                                                Martin James
                                                Senior Assistant Chief Accountant